UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

TRANSMERIDIAN EXPLORATION INCORPORATED

(Name of Issuer)

Common Stock, Par Value $0.0006 Per Share

(Title of Class of Securities)

89376N 10 8

(CUSIP Number)

Rachel Zhang
United Energy Group Limited
Unit 2112, 21F, Two Pacific Place,
88 Queensway, Hong Kong
(852) 2522 8287

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

June 11, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 89376N 10 8	Page 2 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) United Energy Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,900,985*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,674,473**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%***
14		TYPE OF REPORTING PERSON (See Instructions) CO

*Represents 5,900,985 shares of Common Stock issuable upon conversion of 221,877 shares of Senior Preferred Stock for which United holds irrevocable proxies.

**Represents 45,674,473 shares of Common Stock issuable upon conversion of 401,107 shares of the Senior Preferred Stock and 525,101 shares of the Junior Preferred Stock.  Both the Senior Preferred Stock and the Junior Preferred Stock are convertible to Common Stock at any time at the option of the holder of such Senior Preferred Stock and the Junior Preferred Stock.

***Based on 117,012,229 shares of Common Stock outstanding as reported by the Issuer in the Investment Agreement and 60,228,451 shares of Common Stock issuable upon conversion of (i) 482,999 shares of the Senior Preferred Stock and (ii) 710,741 shares of the Junior Preferred Stock as reported by the Issuer in the Investment Agreement.

SCHEDULE 13D

CUSIP No. 89376N 10 8	Page 3 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ZHANG HONGWEI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Disclaimed
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER Disclaimed
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares of Common Stock disclaimed by Zhang Hongwei*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (See 11 above)
14		TYPE OF REPORTING PERSON (See Instructions) IN

*NEITHER THE FILING OF THIS SCHEDULE 13D NOR ANY OF ITS CONTENTS SHALL BE DEEMED TO CONSTITUTE AN ADMISSION THAT ZHANG HONGWEI IS THE BENEFICIAL OWNER OF ANY OF THE COMMON STOCK REFERRED TO HEREIN FOR THE PURPOSES OF SECTION 13(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

Item 1.	Security and Issuer.

The title and class of equity security to which this statement on Schedule 13D relates to is the common stock, par value $0.0006 per share (“Common Stock”), of Transmeridian Exploration Incorporated (the “Issuer”).  The Issuer’s principal executive office is located at 5847 San Felipe, Suite 4300, Houston, Texas 77057.

Item 2.	Identity and Background.

This Schedule 13D is being filed by United Energy Group Limited (“United”) for and on behalf of itself and Mr. Zhang Hongwei (“Mr. Zhang”).  United is controlled by Mr. Zhang, acting through He Fu International Limited, United Petroleum & Natural Gas Holdings Limited and United Energy Holdings Limited (collectively, the “Holding Companies”), who jointly hold 70.45% of the entire issued share capital of United and for whom Mr. Zhang is the sole and beneficial owner of the entire issued and outstanding share capital of each of the Holding Companies.  United and Mr. Zhang are referred to herein as the “Reporting Persons” and each a “Reporting Person”.  An agreement between the Reporting Persons with respect to the filing of this Schedule 13D is attached hereto as Exhibit 1.

United is a Bermuda company with its principal executive offices located Unit 2112, 21st Floor, Two Pacific Place, 88 Queensway, Hong Kong.  The principal business activities of United are investing in the oil and gas business.

Mr. Zhang is a citizen of the People’s Republic of China whose principal occupation is Chairman and Executive Director of United.  Mr. Zhang’s business address is Unit 2112, 21st Floor, Two Pacific Place, 88 Queensway, Hong Kong.

The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of United are set forth on Schedule A attached hereto.

None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

On June 11, 2008, United entered into (i) three stock purchase agreements (collectively, the “Senior Preferred Stock Purchase Agreements”, and each a “Senior Preferred Stock Purchase Agreement”) with certain holders (the “Key Senior Preferred Stockholders”) of 15% senior convertible preferred stock of the Issuer (the “Senior Preferred Stock”) pursuant to which United agreed, subject to certain closing conditions, to acquire 401,107 shares of the Senior Preferred Stock, convertible into 10,667,739 shares of Common Stock, in exchange for convertible bonds to be issued by United (“Convertible Bonds”) to one Key

Senior Preferred Stockholder and $76 per share in cash to two other Key Senior Preferred Stockholders, one of which has the option to elect to be paid in Convertible Bonds and (ii) a stock purchase agreement (the “Junior Preferred Stock Purchase Agreement” and, together with the Senior Preferred Stock Purchase Agreements, the “Purchase Agreements”) with certain holders (the “Key Junior Preferred Stockholders”) of 20% junior convertible preferred stock of the Issuer (the “Junior Preferred Stock”, and together with the Senior Preferred Stock, the “Preferred Stock”) pursuant to which United agreed, subject to certain closing conditions, to acquire 525,101 shares of Junior Preferred Stock, convertible into 35,006,733 shares of Common Stock, for $76 per share plus certain Additional Returns (as defined below) or, at the option of any Key Junior Preferred Stockholder, a combination of cash and shares of Common Stock, valued at a price of $1.40 per share, to be acquired for this purpose by United from the Issuer; provided that no more than 16% of the aggregate price paid to all of the Key Junior Preferred Stockholders may consist of Common Stock.  Upon the closing of the Purchase Agreements, United will pay up to a maximum aggregate purchase price of $92.8 million from its internal resources for the Preferred Stock, including the associated Additional Returns, purchased thereunder.

Item 4.	Purpose of Transaction.

On June 11, 2008, United and the Issuer entered into an Investment Agreement (the “Investment Agreement”) and the Purchase Agreements, in order to, through a series of related transactions and subject to closing conditions, acquire at least 90% of the Issuer’s outstanding shares of the Preferred Stock and make a cash infusion to fund the Issuer’s ongoing capital expenditure program and working capital requirements.

The following is a summary of certain provisions of the Purchase Agreements.

Sale and Purchase of Senior Preferred Stock

On June 11, 2008, United and Citadel Equity Fund Ltd (“Citadel”) entered into a Senior Preferred Stock Purchase Agreement, pursuant to which United agreed to acquire all of Citadel’s shares of Senior Preferred Stock in exchange for the Convertible Bonds.  In addition, Citadel granted United an irrevocable proxy with respect to its shares of Senior Preferred Stock.  The closing of Citadel’s Senior Preferred Stock Purchase Agreement is conditioned upon, among other things, the closing of the Tender Offer, the Exchange Offer and the Junior Preferred Purchase Agreement (each of which is described below).

On June 11, 2008, United and AIG Global Investment Corp. (“AIG”) entered into a Senior Preferred Stock Purchase Agreement, pursuant to which United agreed to acquire all of AIG’s shares of Senior Preferred Stock in exchange for $76 per share in cash, or at AIG’s option, in exchange for the Convertible Bonds.  In addition, AIG agreed to vote or to use its best efforts to cause to be voted its shares of Senior Preferred Stock in favor of all matters required to consummate the transactions contemplated by the Investment Agreement and AIG’s Senior Preferred Stock Purchase Agreement.  The closing of AIG’s Senior Preferred Stock Purchase Agreement is conditioned upon, among other things, the closing of the Tender Offer, the Exchange Offer and the Junior Preferred Purchase Agreement.

On June 11, 2008, United and Lorrie T. Olivier (“Mr. Olivier”) entered into a Senior Preferred Stock Purchase Agreement, pursuant to which United agreed to acquire all of Mr. Olivier’s shares of Senior Preferred Stock in exchange for $76 per share in cash.  In addition, Mr. Olivier granted United an irrevocable proxy with respect to his shares of Senior Preferred Stock.  The closing of Mr. Olivier’s Senior Preferred Stock Purchase Agreement is conditioned upon, among other things, the closing of the Tender Offer, the Exchange Offer and the Junior Preferred Purchase Agreement.

This description of the Senior Preferred Purchase Agreements is not complete and is subject to the terms of the Senior Preferred Purchase Agreements, each of which are attached hereto as Exhibits 2, 3 and 4, and incorporated herein by reference.

Sale and Purchase of Junior Preferred Stock

On June 11, 2008, United and the Key Junior Preferred Stockholders entered into the Junior Preferred Stock Purchase Agreement, pursuant to which United agreed to acquire all of the Key Junior Preferred Stockholders’ shares of Junior Preferred Stock for $76 per share in cash.  The Junior Preferred Stockholders may elect to give United written notice (the “Stockholder Election Notice”) no later than five business days prior to the closing of the Tender Offer of their election to receive shares of Common Stock, valued at a price of $1.40 per share, as part of the purchase price in lieu of cash; provided that no more than 16% of the aggregate purchase price paid to all of the Key Junior Preferred Stockholders may consist of Common Stock.  In addition, United agreed to pay to the Key Junior Preferred Stockholders, upon the closing of the Junior Preferred Stock Purchase Agreement, a portion of the additional return amounts (the “Additional Returns”) payable by the Issuer to the Key Junior Preferred Stockholders pursuant to the 20% Junior Redeemable Convertible Preferred Stock Additional Return Agreement.

Pursuant to the terms of the Junior Preferred Stock Purchase Agreement, the Key Junior Preferred Stockholders granted United an irrevocable proxy with respect to their shares of Junior Preferred Stock.  The irrevocable proxy will become effective immediately following the closing of the Tender Offer.  Prior to the Tender Offer, the Key Junior Preferred Stockholders agreed to vote their shares of Junior Preferred Stock in favor of all matters required to consummate the transactions contemplated by the Investment Agreement.  The closing of the Junior Preferred Stock Purchase Agreement is conditioned upon, among other things, the closing of the Tender Offer, the Exchange Offer and the Senior Preferred Purchase Agreements.

This description of the Junior Preferred Purchase Agreement is not complete and is subject to the terms of the Junior Preferred Purchase Agreement attached hereto as Exhibit 5 and incorporated herein by reference.

Investment Agreement

The following is a summary of certain provisions of the Investment Agreement.  This description of the Investment Agreement, including the summary below, is not complete and is subject to the terms of the Investment Agreement, attached hereto as Exhibit 6 and incorporated herein by reference.

The Tender Offer

As required by the Investment Agreement, United will commence a tender offer (the “Tender Offer”) at a time satisfactory to it after the date of the Investment Agreement, to acquire (i) all of the shares of Senior Preferred Stock that are not owned by the Key Senior Preferred Stockholders for $76 per share in cash or, at any Key Senior Preferred Stockholder’s option, Convertible Bonds, if so offered by United in its discretion, and (ii) all of the shares of Junior Preferred Stock that are not owned by the Key Junior Preferred Stockholders for $76 per share in cash.  The obligations of United under the Tender Offer will be subject to a minimum 90% acceptance threshold, which includes the shares to be purchased from the Key Senior Preferred Stockholders and the Key Junior Preferred Stockholders having been validly tendered and not withdrawn prior to the expiration of the Tender Offer, the written release of all initial purchasers under the additional return agreements dated as of June 18, 2007 and June 26, 2007 of their rights under such agreements, the successful closing of the Exchange Offer, receipt of the required government approvals and other customary consents and approvals for a transaction of this size and nature and the satisfaction of certain other conditions in relation to the Tender Offer.  United expressly reserved the right under the Investment Agreement to waive any such conditions, to increase the price payable in the Tender Offer, and to make any other changes in the terms and conditions of the Tender Offer subject to the terms and conditions of the Investment Agreement.

The Exchange Offer

The Investment Agreement provides that, at the option of United, the Issuer will cause its wholly-owned subsidiary Transmeridian Exploration Inc. (the “Senior Notes Issuer”) to commence an exchange offer and limited exit consent solicitation at United’s request, pursuant to which the Senior Notes Issuer would offer to exchange its existing 12% Senior Secured Notes due 2010 (the “Senior Notes”) for new notes (the “New Notes”) and cash (the “Exchange Offer”).  The Exchange Offer will be subject to a minimum 90% acceptance threshold and the successful closing of the Tender Offer.  The obligations of United under the Investment Agreement and the Purchase Agreements are subject to the completion of the Tender Offer and the Exchange Offer.

Amendments to the Issuer’s Charter Documents

Under the Investment Agreement, the transactions contemplated by the Investment Agreement are conditioned upon an amendment to the Issuer’s amended and restated bylaws and amended certificate of incorporation (the “Amendment to the Certificate of Incorporation”) to increase the number of authorized shares of Common Stock to 500,000,000 and preferred stock to 15,000,000 and to make certain other changes to permit the transactions contemplated by the Investment Agreement.  The Issuer will file a proxy statement soliciting proxies from the holders of Common Stock to vote in favor of the Amendment to the Certificate of Incorporation.  In addition, certain transactions contemplated by the Investment Agreement are conditioned upon the consent of holder’s of 66 2/3% of the outstanding shares of each class of Preferred Stock to amend their respective certificates of designations (to the extent and only if United does not “beneficially own” at least 66 2/3% of the outstanding shares of such class of Preferred Stock as of the Swap Closing (as defined below)).  The Issuer may, if requested by United, solicit consents from the holders of the Preferred Stock to make certain amendments to their respective certificates of designations to remove certain rights of the Preferred Stock and to allow the Issuer to redeem the shares of the Preferred Stock at $76 per share at its election.

New Classes of Preferred Stock and Board Representation

As required by the Investment Agreement, immediately prior to the Swap Closing and subject to the terms and conditions of the Investment Agreement, the Issuer will authorize the following new series of preferred stock (the “New Preferred Stock”): (i) 15% Series B-1

Convertible Preferred Stock due 2013, par value $0.0006 per share, of the Issuer (the “Series B-1 Convertible Preferred Stock”) and (ii) 15% Series B-2 Preferred Stock due 2013, par value $0.0006 per share, of the Issuer (the “Series B-2 Convertible Preferred Stock”).  Pursuant to the terms of Series B-1 Convertible Preferred Stock and Series B-2 Convertible Preferred Stock, United will have a right to designate to the Issuer’s board of directors (the “Board”) up to four directors on a seven person Board.

The Swap

As required by the Investment Agreement, United will swap all shares of Preferred Stock acquired by it pursuant to the Purchase Agreements and the Tender Offer for New Preferred Stock and warrants to purchase Common Stock (the “Warrants”) to be issued by the Issuer to United (the “Swap”).  The consummation of the Swap (the “Swap Closing”) is conditioned upon a number of conditions, including, (i) the closing of the transactions contemplated by the Purchase Agreements, (ii) the Tender Offer being completed, (iii) the Exchange Offer being completed, (iv) the consent of 66 2/3% of the outstanding shares of each class of Preferred Stock to amendments to their respective certificates of designation (to the extent and only if United does not “beneficially own” at least 66 2/3% of the outstanding shares of such class of Preferred Stock as of the Swap Closing).

At the Swap Closing the Issuer will issue to United:

(a)                   1,512,158 shares of Series B-1 Convertible Preferred Stock (the “First Tranche Preferred Shares”), which are convertible into 108,011,288 shares of Common Stock, representing approximately 48% of the Issuer’s issued Common Stock as diluted by the First Tranche Preferred Shares, at the conversion price of $1.40 per share of Series B-1 Convertible Preferred Stock, in exchange for United’s:

(i)	surrender to the Issuer of the Preferred Stock purchased by United pursuant to the Purchase Agreements and acquired in the Tender Offer, respectively; and
(ii)
payment of the First Tranche Payment, which is an amount equal to the difference between (a) $151.2 million and (b) the sum of (i) an amount equal to $100 multiplied by the number of shares of Preferred Stock surrendered by United to the Issuer and (ii) the Additional Returns (“First Tranche Payment”) to the escrow account, estimated to be approximately $14.3 million;

(b)                   622,897 shares of Series B-2 Convertible Preferred Stock (the “Second Tranche Preferred Shares”), which are convertible into 33,853,096 shares of Common Stock, representing approximately 6.8% of the Issuer’s issued Common Stock, for an aggregate (together with (a)) of approximately 54.8% of the Common Stock, as diluted by the First Tranche Preferred Shares and the Second Tranche

Preferred Shares, at the conversion price of $1.84 per Second Tranche Preferred Share, in consideration of the payment by United to the Issuer of an aggregate amount of $60.7 million in cash (“Second Tranche Payment”) to the Issuer; provided that if the aggregate of the First Tranche Payment and $60.7 million exceeds $75 million, the Second Tranche Payment may, in the sole discretion of United, be reduced by an amount equal to or less than the amount of such excess and the number of the Second Tranche Preferred Shares shall be reduced proportionally;

(c)                    warrants, which provide for United’s right to purchase 33,653,960 of Common Stock, representing an additional 5.2% of the Issuer’s issued Common Stock, for an aggregate (together with (a) and (b)) of approximately 60% of the Common Stock on a fully-diluted basis, at the subscription price of $2 per share of Common Stock (or approximately $67.3 million in aggregate); and

(d)                   warrants to purchase 5,000,000 shares of Common Stock, at the subscription price of $1 per share of Common Stock; provided that if under certain circumstances the June 15, 2008 or the September 15, 2008 interest payment under the 12% Senior Notes is not made by the Issuer, the Issuer is not required to issue the $l warrants.

Listing of Common Stock

As required by the Investment Agreement, the Issuer will prepare and submit to the American Stock Exchange a listing application covering the shares of Common Stock issuable upon the conversion of the New Preferred Stock and upon exercise of rights attached to the Warrants, and shall use its reasonable best efforts to obtain, prior to the Swap Closing, approval for the listing of such additional shares of Common Stock.

Retirement of Preferred Stock

The Issuer shall take all necessary actions to retire all shares of Preferred Stock surrendered to it by United pursuant to the Swap immediately following the Swap Closing.

Redemption of Remaining Stock

Under the Investment Agreement, the Issuer intends to redeem immediately after the Swap Closing, at the same price per share paid in the Tender Offer, all of the then outstanding shares of Preferred Stock which have not been purchased by United and surrendered to the Issuer in the Swap (the “Remaining Shares”).  The Issuer shall take all necessary actions to cancel all of the Remaining Shares immediately following such redemption.

United’s Option to Acquire Additional Preferred Stock

Under the Investment Agreement, United will have the right to exchange any Senior Notes held by it for Series B-1 Convertible Preferred Stock at a rate of $100 principal amount of Senior Notes for one share of Series B-1 Convertible Preferred Stock.  If the Swap Closing occurs, the Issuer will also cause the Senior Notes Issuer to make a change of control offer for the Senior Notes not exchanged for New Notes as required by the Indenture, dated as of December 12, 2005, among the Senior Notes Issuer, the Issuer and certain of the Issuer’s other subsidiaries, as guarantors, and the indenture trustee, as supplemented by the First Supplemental Indenture, dated as of

December 22, 2005 and the Second Supplemental Indenture, dated as of May 24, 2006.  If United funds the change of control offer, it will have the right to acquire shares of Series B-1 Convertible Preferred Stock at a rate of one share of Series B-1 Convertible Preferred Stock for each $100 of funding provided by United.  The total amount of additional shares of Series B-1 Convertible Preferred Stock that may be issued in connection with the exchange of Senior Notes held by United and the change of control offer is capped at 580,000 shares.

Acquisition of Common Stock Pursuant to Junior Preferred Stock Purchase Agreement

If United receives the Stockholder Election Notice pursuant to the Junior Preferred Stock Purchase Agreement, the Issuer will issue to United, and United will subscribe for and purchase from the Issuer, at a price of $1.40 per share of Common Stock, such number of shares of Common Stock in the name of United or in the name of the Key Junior Preferred Stockholders, as is designated by United in the Stockholder Election Notice.

Additional Agreements Contemplated by the Investment Agreement

On June 11, 2008, an Investor Rights Agreement (the “Investor Rights Agreement”), between the Issuer and United, was also entered into.

Subject to the terms and conditions of the Investor Rights Agreement, the Issuer agreed, with respect to the New Preferred Stock, to grant United and subsequent transferees of United, among other things and subject to the existence of other conditions, demand and piggyback registration rights and the right of first negotiation with respect to significant business combinations and similar matters.  The Investor Rights Agreement will become effective as of the Swap Closing.  This description of the Investor Rights Agreement is not complete and is subject to the terms of the Investor Rights Agreement, attached hereto as Exhibit 7 and incorporated herein by reference

Except as set forth in this Schedule 13D, and in the exhibits hereto and thereto, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of the form of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

Except as disclosed in this Item 5(a), none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A to this Schedule 13D beneficially owns any Common Stock or has the right to acquire any Common Stock.

(b)           The responses of the Reporting Persons to (i) Rows (7) through (13) of the cover pages of this Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

Except as disclosed in this Item 5(b), none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedules A to this Schedule 13D presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Stock which they may be deemed to beneficially own.

(c)                 Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedules A to this Schedule 13D has effected any transaction in Common Stock during the past 60 days.

(d)                 Not applicable.

(e)                 Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the Reporting Persons is a party to a Joint Filing Agreement dated as of June 20, 2008 (the “Joint Filing Agreement”), pursuant to which the Reporting Persons agreed to jointly file this Schedule 13D and any and all amendments and supplements hereto with the Securities and Exchange Commission.  The Joint Filing Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

The response to Item 4 hereof is incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedules A to this Schedule 13D or between any of the Reporting Persons and any other person or, to the best of their knowledge, any person named in Schedules A to this Schedule 13D and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement, dated June 23, 2008, by and between Zhang Hongwei and United Energy Group Limited.
Exhibit 2	Senior Preferred Stock Purchase Agreement, dated June 11, 2008, by and between Citadel Equity Fund Ltd and United Energy Group Limited.*
Exhibit 3	Senior Preferred Stock Purchase Agreement, dated June 11, 2008, by and between AIG Global Investment Corp. and United Energy Group Limited.*
Exhibit 4	Senior Preferred Stock Purchase Agreement, dated June 11, 2008, by and between Lorrie T. Olivier and United Energy Group Limited.
Exhibit 5	Junior Preferred Stock Purchase Agreement,

dated June 11, 2008, by and among the Key Junior Preferred Stockholders and United Energy Group Limited.*
Exhibit 6	Investment Agreement, dated June 11, 2008, by and between Transmeridian Exploration Incorporated and United Energy Group Limited.
Exhibit 7	Investor Rights Agreement, dated June 11, 2008, by and between Transmeridian Exploration Incorporated and United Energy Group Limited.
* Portions have been omitted pursuant to a request for confidential treatment.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

June 23, 2008	UNITED ENERGY GROUP LIMITED

/s/ Zhang Hongwei
Name: Zhang Hongwei
Title: Chairman and Executive Director

ZHANG HONGWEI

/s/ Zhang Hongwei

SCHEDULE A

DIRECTORS OF UNITED ENERGY GROUP LIMITED

Name	Present Principal Occupation	Present Business Address	Citizenship
Zhang Hongwei	Chairman and Executive Director, United Energy Group Limited	Unit 2112, Two Pacific Place, 88 Queensway, Hong Kong	PRC
Zhu Jun	Executive Director, United Energy Group Limited	Unit 2112, Two Pacific Place, 88 Queensway, Hong Kong	PRC
Zhang Meiying	Executive Director, United Energy Group Limited	Unit 2112, Two Pacific Place, 88 Queensway, Hong Kong	PRC
Chau Siu Wai	Independent Non-Executive Director, United Energy Group Limited	Unit 2112, Two Pacific Place, 88 Queensway, Hong Kong	PRC
San Fung	Independent Non-Executive Director, United Energy Group Limited	Unit 2112, Two Pacific Place, 88 Queensway, Hong Kong	PRC
Zhu Chengwu	Independent Non-Executive Director, United Energy Group Limited	Unit 2112, Two Pacific Place, 88 Queensway, Hong Kong	PRC

EXECUTIVE OFFICERS

None.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement, dated June 23, 2008, by and between Zhang Hongwei and United Energy Group Limited.
Exhibit 2	Senior Preferred Stock Purchase Agreement, dated June 11, 2008, by and between Citadel Equity Fund Ltd and United Energy Group Limited.*
Exhibit 3	Senior Preferred Stock Purchase Agreement, dated June 11, 2008, by and between AIG Global Investment Corp. and United Energy Group Limited.*
Exhibit 4	Senior Preferred Stock Purchase Agreement, dated June 11, 2008, by and between Lorrie T. Olivier and United Energy Group Limited.
Exhibit 5	Junior Preferred Stock Purchase Agreement, dated June 11, 2008, by and among the Key Junior Preferred Stockholders and United Energy Group Limited.*
Exhibit 6	Investment Agreement, dated June 11, 2008, by and between Transmeridian Exploration Incorporated and United Energy Group Limited.
Exhibit 7	Investor Rights Agreement, dated June 11, 2008, by and between Transmeridian Exploration Incorporated and United Energy Group Limited.

* Portions have been omitted pursuant to a request for confidential treatment.